QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
the Securities Exchange Act of 1934
(AMENDMENT NO. 1)

LAUNCH MEDIA, INC.
(Name of Subject Company)

JEWEL ACQUISITION CORPORATION
a wholly owned subsidiary of Yahoo! Inc.
and
YAHOO! INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

518567 10 2
(CUSIP Number of Class of Securities)

Susan L. Decker
Senior Vice President, Finance and Administration and Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, California 94089
Telephone: (408) 349-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Callahan Deputy General Counsel Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089 Telephone: (408) 349-3300	Steven J. Tonsfeldt David R. Young Kristen D. Kercher Venture Law Group A Professional Corporation 2800 Sand Hill Road Menlo Park, California 94025 Telephone: (650) 854-4488

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$12,448,573.36	$2,490

*
For purposes of calculating amount of filing fee only. This amount assumes the purchase of 13,531,058 shares of common stock of Launch Media, Inc. outstanding as of June 30, 2001 at a purchase price of $0.92 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

/x/
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $2,490.
  Form or Registration No.: Schedule TO.
  Filing party: Jewel Acquisition Corporation and Yahoo! Inc.
  Date filed: July 12, 2001.

/
/  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/
third-party tender offer subject to Rule 14d-1.

/
/  issuer tender offer subject to Rule 13e-4.

/
/  going-private transaction subject to Rule 13e-3.

/
/  amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer:  / /

    This Amendment No.1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the "Commission") on July 12, 2001 by Jewel Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation ("Yahoo!"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Launch Media, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.92 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 12, 2001 and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4. Terms of the Transaction.

    Item 4 of the Schedule TO is hereby amended and supplemented to include the following additional information:

    Terms of the Offer

    The fifth paragraph of "Terms of the Offer" on page 9 of the Offer to Purchase is amended by deleting the third sentence in its entirety.

    Acceptance for Payment and Payment

    The first paragraph of "Acceptance for Payment" on page 10 of the Offer to Purchase is amended by deleting the third sentence and replacing that sentence with the following:

  "The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares pending receipt of any applicable governmental regulatory approvals."

    Procedure for Tendering Shares

    The first paragraph of "Procedures for Tendering Shares—Appointment" on page 13 of the Offer to Purchase is amended by inserting the following sentences after the first sentence and before the second sentence:

  "The Company has never declared a distribution of securities or other rights with respect to the Shares and is prohibited from doing so under the Merger Agreement. However, in the event that this prohibition on distributions is waived, the Purchaser will give the stockholders of the Company any notice required in accordance with Rule 14(e)-1 of the Exchange Act."

    Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and
    Certain Other Agreements

    The first paragraph of "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" on pages 21 and 22 of the Offer to Purchase is amended by deleting the second sentence and replacing that sentence with the following:

  "Information about the Company was provided by the Company, and neither the Purchaser nor Yahoo! has confirmed the accuracy or completeness of any information regarding meetings or discussions in which Yahoo! or its representatives did not participate."

    The second paragraph of "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements—Stockholders Agreements" on page 35 of the

Offer to Purchase is amended by deleting the last sentence of the paragraph and replacing that sentence with the following:

  "Each of the following individuals and entities have executed a Stockholders Agreement: David B. Goldberg, Robert D. Roback, Jeffrey M. Mickeal, Spencer A. McClung, Jr., Thomas C. Hoegh, Richard D. Snyder, Warren Littlefield, James M. Koshland, Avalon Technology, LLC, Goran Enterprises Limited, Digital Ventures Holding Limited, Phoenix Partners and certain affiliates thereof and Softbank Capital Partners and certain affiliates thereof."

    Conditions of the Offer

    Paragraph (g) of "Conditions of the Offer" on page 39 of the Offer to Purchase is amended and restated as follows:

  "(g) the Purchaser shall have failed to receive a certificate executed by the Company's Chief Executive Officer or President of the Company on behalf of the Company, dated as of the scheduled expiration of the Offer, to the effect that the conditions set forth in paragraphs (d), (e) and (f) above have not occurred;"

    The last paragraph of "Conditions of the Offer" on page 40 of the Offer to Purchase is amended and restated as follows:

  "The foregoing conditions are for the sole benefit of Yahoo! and the Purchaser, may be asserted by Yahoo! and the Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Yahoo! or the Purchaser in whole or in part and in the sole discretion of Yahoo! or the Purchaser, subject in each case to the terms of this Agreement. The failure of Yahoo! or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. All of the foregoing conditions to the Offer, other than those dependant upon receipt of any necessary government approvals, must be either satisfied or waived on or prior to the expiration of the offer."

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

    Item 5 of the Schedule TO is hereby amended and supplemented to include the following additional information:

  Certain Information Concerning Yahoo! and the Purchaser

    The sixth paragraph of "Certain Information Concerning Yahoo! and the Purchaser" on page 20 of the Offer to Purchase is amended and restated as follows:

  "Yahoo! and the Company entered into a Loan and Security Agreement dated as of May 25, 2001 (as amended from time to time, the "Yahoo! Loan Agreement"), pursuant to which Yahoo! agreed to make available to the Company up to $3,000,000 upon the terms and subject to the conditions set forth in the Yahoo! Loan Agreement. On May 25, 2001, the Company borrowed $2,000,000 under the Yahoo! Loan Agreement pursuant to a Secured Promissory Note. On June 27, 2001, Yahoo! and the Company entered into a First Amendment to Loan and Security Agreement, pursuant to which Yahoo! agreed to make available to the Company an additional $2,000,000 for a secured loan in an aggregate principal amount of $5,000,000 upon the terms and subject to the conditions set forth in the Yahoo! Loan Agreement. On June 28, 2001, the Company borrowed an additional $1,200,000 under the Yahoo! Loan Agreement pursuant to a Secured Promissory Note, on July 2, 2001, the Company borrowed an additional $1,000,000 pursuant to a Secured Promissory Note and on July 31, 2001, the Company borrowed an additional $550,000 pursuant to a Secured Promissory Note. Amounts advanced by Yahoo! to the Company pursuant to the terms of the Yahoo! Loan Agreement bear interest at a rate of 10% per annum and are due and payable upon the earlier of (i) December 31, 2001, (ii) an event of default under the Yahoo! Loan Agreement, (iii) 90 days following the termination of the Merger Agreement, or (iv) in certain circumstances, immediately upon the termination of the Merger Agreement. Pursuant to the Yahoo! Loan Agreement, the Company granted to Yahoo! a security interest in certain of its assets and intellectual property. In connection with the Yahoo! Loan Agreement, Yahoo! and the Company also entered into an Intellectual Property Security Agreement dated May 25, 2001."

    Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and
    Certain Other Agreements

    The second paragraph of "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements—Background of the Offer" on page 22 of the Offer to Purchase is amended and restated as follows:

  "In the spring of 2000, Yahoo! and the Company had some preliminary discussions regarding a possible acquisition of the Company. In connection with these discussions, on April 27, 2000, Yahoo! and the Company entered into the Confidentiality Agreement pursuant to which the parties agreed to keep confidential any information received in the course of conducting due diligence investigations and negotiating a proposed transaction. However, due to the parties' inability to reach an agreement on the valuation of the Company's business, these discussions were terminated by mutual agreement prior to the time any definitive proposals regarding a possible transaction were made."

    The third paragraph of "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements—Background of the Offer" on page 22 of the Offer to Purchase is amended and restated as follows:

  "In March 2001, Yahoo! reviewed the potential merits of renewing discussions with the Company with respect to a possible strategic relationship in light of the changed valuation of the Company, the strength of the Company's assets and business and Yahoo!'s continued strategic focus on the music space. As a result of this review, on March 22, 2001, David Mandelbrot, Vice President, Entertainment of Yahoo!, had a telephone conversation with David Goldberg, Chairman and Chief Executive Officer of the Company, to discuss the merits of a possible strategic relationship between Yahoo! and the Company."

    The twenty-first paragraph of "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements—Background of the Offer" on page 24 of the Offer to Purchase is amended and restated as follows:

  "On June 15, 2001, following an update from Mr. Roback regarding the negotiation of a settlement agreement with UMG, Yahoo! indicated its interest in re-opening discussions with respect to a transaction with the Company and indicated a preliminary offer of $0.82 per share. Representatives of the Company and Yahoo! continued discussions regarding the terms of an acquisition on June 16 and June 17, 2001."

    The twenty-second paragraph of "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements—Background of the Offer" on page 24 of the Offer to Purchase is amended by deleting the third sentence and replacing it with the following sentence:

  "The Board instructed CSFB to offer Yahoo! a short term renewal of the exclusivity letter if Yahoo! was willing to improve its offered price of $0.82 per share and to make certain changes to the Merger Agreement intended to increase the certainty that the transaction, once announced, was consummated."

    Certain Information Concerning the Company

    The first paragraph of "Certain Information Concerning the Company—Certain Company Projections" on page 17 of the Offer to Purchase is amended by deleting the last sentence and replacing it with the following:

  "The financial projections discussed were based on customer backlog and projected sales based on the probability of closing media buys with new and existing clients. In addition, the Company assumed additional revenue to be generated from expanding existing and creating new product lines including video and audio advertisements and concert tours. The financial projections assumed that all of the Company's subsidiaries and related operations would continue to operate and grow based on historical trends and market conditions. Operating expenses were projected based on realizing the increased revenue base which included projecting current and anticipated additional personnel, research and development expenses, marketing and distribution agreements and maintaining the existing infrastructure. In addition, the financial projections assumed that the Company was able to secure sufficient additional working capital to fund the Company's operations."

Item 8. Interests in Securities of the Subject Company

    Item 8 of the Schedule TO is hereby amended and supplemented to include the following additional information:

    Certain Information Concerning the Company

    The fourth paragraph of "Certain Information Concerning the Company—Certain Company Projections" on page 18 of the Offer to Purchase is amended by deleting the parenthetical phrase "(as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended)" from the third sentence of the paragraph.

Item 12. Exhibits

    Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(d)(16)	Secured Promissory Note dated July 31, 2001 payable by the Company to Yahoo!.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JEWEL ACQUISITION CORPORATION
By:	/s/ JEFFREY MALLETT
Name:	Jeffrey Mallett
Title:	President
YAHOO! INC.
By:	/s/ JEFFREY MALLETT
Name:	Jeffrey Mallett
Title:	President and Chief Operating Officer

Dated: August 2, 2001

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(A)*	Offer to Purchase, dated July 12, 2001.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)*	Summary Advertisement as published in the Wall Street Journal on July 12, 2001.
(d)(1)*	Agreement and Plan of Merger dated as of June 27, 2001 among the Company, Yahoo! and the Purchaser. (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Yahoo! with respect to shares of the Company's common stock on July 9, 2001)
(d)(2)*	Stockholders Agreement dated as of June 27, 2001 among Yahoo!, the Purchaser and certain stockholders of the Company set forth on Schedule 1 to the Stockholders Agreement. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Yahoo! with respect to shares of the Company's common stock on July 9, 2001)
(d)(3)*	Stockholders Agreement dated as of June 27, 2001 among Yahoo!, the Purchaser and certain stockholders of the Company set forth on Schedule 1 to the Stockholders Agreement. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Yahoo! with respect to shares of the Company's common stock on July 9, 2001)
(d)(4)*	Employment Agreement dated as of June 27, 2001 between the Company and Robert D. Roback.
(d)(5)*	Employment Agreement dated as of June 27, 2001 between the Company and David B. Goldberg.
(d)(6)*	Noncompetition Agreement dated as of June 27, 2001 between Yahoo! and Robert D. Roback.
(d)(7)*	Noncompetition Agreement dated as of June 27, 2001 between Yahoo! and David B. Goldberg.
(d)(8)*	Loan and Security Agreement dated as of May 25, 2001 between Yahoo! and the Company.
(d)(9)*	Intellectual Property Security Agreement dated as of May 25, 2001 between Yahoo! and the Company.
(d)(10)*	Secured Promissory Note dated May 25, 2001 payable by the Company to Yahoo!.
(d)(11)*	Secured Promissory Note dated June 28, 2001 payable by the Company to Yahoo!.
(d)(12)*	Secured Promissory Note dated July 2, 2001 payable by the Company to Yahoo!.
(d)(13)*	First Amendment to Loan and Security Agreement dated June 27, 2001 between Yahoo! and the Company.
(d)(14)*	Confidentiality Agreement dated April 27, 2000 between the Company and Yahoo!.
(d)(15)*	Side Letter to Confidentiality Agreement dated July 2, 2001 between the Company and Yahoo!.
(d)(16)	Secured Promissory Note date July 31, 2001 payable by the Company to Yahoo!.
*	Incorporated herein by reference to the Schedule TO filed by Jewel Acquisition Corporation and Yahoo! Inc. on July 12, 2001.

QuickLinks

  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 8. Interests in Securities of the Subject Company
  Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX